FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Current Report for the period February 2003

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
BC FORM 53-901F
NEWS RELEASE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: February 19, 2003	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

BC FORM 53-901F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1.	Reporting Issuer

Glamis Gold Ltd. Suite 310 – 5190 Neil Road Reno Nevada 89502 (the “Issuer”) Telephone: (775) 827-4600

Item 2.	Date of Material Change

February 13, 2003

Item 3.	Press Release

The Issuer issued a news release on February 13, 2003.

Item 4.	Summary of Material Change

The Issuer announced that it closed the sale of its 50 percent interest in the Cerro San Pedro gold and silver project in Mexico to Metallica Resources Inc. (“Metallica”). As a result, Metallica now owns 100 percent of the Cerro San Pedro project. The purchase price (all amounts in U.S. dollars) to be paid by Metallica is $18 million, payable as follows: $2 million at closing, $5 million within 6 months of closing, $6 million in cash or Metallica shares, at Metallica’s option within 12 months of closing, $2.5 million upon commencement of commercial production and $2.5 million within 12 months of commencement of commercial production.

Item 5.	Full Description of Material Change

Pursuant to a Share Purchase Agreement effective February 12, 2003, between the Issuer and Metallica, the Issuer agreed to sell its 50 percent interest in the Cerro San Pedro project in Mexico to Metallica. Metallica is the owner of the other 50 percent interest in the project. The key terms of the agreement are as follows (all amounts in US$):

• The purchase price payable to the Issuer is $18 million, with $2 million paid on closing; $5 million paid within six months from closing or sooner upon the occurrence of certain events; $6 million within 12 months from closing, payable in cash or, at the election of Metallica, and subject to certain conditions, in registered and freely tradable common shares of Metallica; $2.5 million upon the commencement of commercial production at Cerro San Pedro; and $2.5 million 12 months following the commencement of commercial production.

• The Issuer has retained a Net Return royalty on all mineral production from Cerro San Pedro, according to the following schedule:

Gold Price per ounce	Net Returns Percentage

$325.00 - $349.99	0.5%
$350.00 - $374.99	1.0%
$375.00 - $399.99	1.5%
$400.00 or above	2.0%

• In the event that Metallica fails to make the $5 million payment due within six months of closing, the Issuer will retain the initial $2 million payment. Metallica will also return the 50% interest in the Cerro San Pedro Project along with an additional 1%, and the parties will enter a new joint operating agreement with the Issuer as the majority owner and operator.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Charles A. Jeannes Senior Vice-President, Administration General Counsel and Secretary 5190 Neil Road Reno, Nevada Telephone: (755) 827-4600 Ext.: 3107

2

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

February 18, 2003 Date	Signed “Charles A. Jeannes” Signature

Charles A. Jeannes Name

Senior Vice-President, Administration, General Counsel and Secretary Position

Reno, Nevada Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

3

NEWS RELEASE

GLAMIS GOLD LTD.

For immediate release

Trading symbol: TSE NYSE — GLG	February 13, 2003

GLAMIS COMPLETES SALE OF CERRO SAN PEDRO PROJECT

February 13, 2003 – Reno, Nevada – Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) is pleased to announce that it has completed the sale of its 50 percent interest in the Cerro San Pedro project in Mexico to Metallica Resources Inc.

Upon closing the sale, Glamis received $2 million out of the total purchase price of $18 million. The balance to be received in a series of payments consisting of cash and/or cash and free trading common shares of Metallica, as set forth in the news release dated February 5, 2003. Glamis also retains a sliding scale Net Return royalty on all mineral production from the Cerro San Pedro property ranging from 0.5 percent and 2.0 percent, depending on the gold price.

Should Metallica fail to make the next scheduled payment of $5 million with six months of the closing date of the transaction, Glamis will retain the initial $2 million payment. In addition, Metallica will return a 51 percent interest to Glamis who then becomes the majority owner and operator of the joint venture.

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines in Nevada, California and Honduras. The Company remains debt free and unhedged. Glamis’ strategic goal is to increase annual gold production to 500,000 ounces at a total cash cost below $150 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of

4

plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed above in the section entitled “Environmental, Regulatory and Other Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd. Website:		www.glamis.com
5190 Neil Road, Suite 310 Reno, NV 89502 Michael A. Steeves Vice President, Investor Relations	email requests for investor packets to: email questions/correspondence to: Phone: 1-775-827-4600 ext. 3104	info@glamis.com michaels@glamis.com

5